UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70228

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **IUR SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

999 Brickell Avenue, Suite 410

(No. and Street)

Miami	**FI**	**33131**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ivana Shumberg	**713-582-4897**	**ishumberg@patte**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC

(Name – if individual, state last, first, and middle name)

5179 CR 1026	**Celeste**	**TX**	**51573**
(Address)	(City)	(State)	(Zip Code)

2/24/2009		**3366**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Garth Ryan, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IUR Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SWORN AND SUBSCRIBED TO BEFORE ME THIS 22ND MARCH 2024

Signature:

Title: CEO

Notary Public

MY COMMISSION EXPIRES WITH LIFE.

PATRICK JOHN O'SHEA · LONDON, ENGLAND · NOTARY PUBLIC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*




PATRICK JOHN O'SHEA
PUBLIC LONDON
NOTARY

IUR Securities LLC

Audited Statement
of Financial Condition
For the Year Ended December 31, 2023

PUBLIC REPORT



PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
IUR Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IUR Securities LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of IUR Securities LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IUR Securities LLC's management. Our responsibility is to express an opinion on IUR Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IUR Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PHILLIP V. GEORGE, PLLC

We have served as IUR Securities LLC auditor since 2019.

Celeste, Texas
March 15, 2024

1

5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

CPA
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IUR Securities LLC

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING　　　　　　1

_____

Financial Statement

IUR Securities LLC

Statement of Financial Condition
December 31, 2023

Assets

Cash	$	320,913
Deposit with clearing broker-dealer		11,098
Receivable from clearing broker-dealer		13,811
Receivable from related parties		104,914
Financial instruments owned, at fair value		37,940
Other assets		8,053
Total assets	$	496,729

Liabilities and Member's Equity

Liabilities:

Accounts payable and accrued liabilities	$	7,370
Financial instruments sold, not yet purchased, at fair value		34,581
Payable to related party		113,152
Total liabilities	$	155,103
Member's equity	$	341,626
Total liabilities and member's equity	$	496,729

See accompanying notes to financial statements.

IUR Securities LLC

Notes to Financial Statements
December 31, 2023

1. Organization and Nature of Business

IUR Securities LLC, a Delaware limited liability company (the Firm), was formed in September 2018. The Firm is a registered broker-dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Firm operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Firm does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. For the Firm's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Firm does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Firm's operations consist primarily of providing securities brokerage services to both IUR Capital, LLC (IUR Capital), a related party investment advisor, institutional clients located in the United States, and individuals located in the United States. The Firm's headquarters are in Miami, Florida. The U.S. dollar ($) is the functional currency of the Firm.

2. Summary of Significant Accounting Policies

Use of Estimates – The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies – Statement of income amounts denominated in foreign currencies are translated at rates of exchange as of the transaction date.

Income Taxes – The Firm is a limited liability company and has elected to be treated as a corporation for federal income tax purposes.

3. Net Capital Requirements

The Firm is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (or 8 to 1 during the first year of operations). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Firm has net capital of $228,659 which was $128,659 in excess of its minimum of its required net capital of $100,000. The Firm's net capital ratio was .527 to 1.

4. Transactions with Clearing Broker-Dealer

The Firm has a clearing agreement with a national clearing broker-dealer to provide clearing, execution and other related securities services. The agreement requires the Firm to maintain a minimum of $10,000 in a deposit account with the clearing broker-dealer.

5. Fair Value

Fair Value Hierarchy
Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Firm has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

IUR Securities LLC

Notes to Financial Statements
December 31, 2023

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements

The following is a description of the valuation techniques applied to the Firm's major categories of assets and liabilities measured at fair value on a recurring basis.

Options – Options that are actively traded are valued based on quoted prices from the exchange. If there is no such reported sale on the valuation date, the mean between the highest bid and lowest asked quotations at the close of the exchanges will be used. These securities will generally be categorized in Level 1 of the fair value hierarchy.

The following table presents the Firm's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
ASSETS				
Options	$ 37,940	$ -	$ -	$ 37,940
Total	$ 37,940	$ -	$ -	$ 37,940
LIABILITIES				
Options Sold, Not Yet Purchased	$ 34,581	$ -	$ -	$ 34,581
Total	$ 34,581	$ -	$ -	$ 34,581

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2023, the Firm recognized no transfers to/from level 1 and level 2. There were no level 3 investments held by the Firm during 2023.

6. Office Lease

On January 1, 2023 the Firm signed a 12-month lease with the related party for the monthly amount of £7,000. The lease was extended on January 1, 2024. The Firm has elected to apply the short-term lease exception under FASB Topic 842, *Leases* to all leases with a term of one year or less. Rental expense for office space totaled $112,390 for the year.

7. Related Party Transactions

The Firm, IUR Capital LLC, and IUR Capital, Ltd BVI (IURCBVI) are under common control and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Effective July 1, 2020, the Firm and IUR Capital Ltd BVI (IURCBVI), a related party, entered into a Management Agreement whereby, IURCBVI agrees to provide a range of management services. The monthly management fee under the agreement was $25,000 through March 2023 and $95,000 thereafter. The agreement remains in force until either party submits a notice of termination. Management expense totaled $930,000 for the year ended December 31, 2023.

The Firm has advances due from related parties totaling $104,914 at December 31, 2023. These advances are non-interest bearing and due on demand. The Firm also has a payable due to a related party totaling $113,152 on December 31, 2023.

The Firm leases office space from a related party. See Note 6.

8. Concentration of Credit Risk

The Firm has cash, a deposit, a receivable and financial instruments owned due from or held by the clearing broker-dealer totaling $372,664, or approximately 75% of total assets, at December 31, 2023.

9. Contingencies

There are currently no asserted claims or legal proceedings against the Firm, however, the nature of the Firm's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Firm could have an adverse impact on the financial condition, results of operations, or cash flows of the Firm

10. Income Taxes

The Firm's current year taxable income was offset by prior year's net operating loss carryforwards; therefore, there is no provision for current taxes. The Firm has a net operating loss carryforward remaining of approximately $97,000 available to offset future taxable income, which can be carried forward indefinitely. The net operating loss carryforward creates a deferred tax asset of approximately $20,000; however, the entire amount has been offset by valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

11. Subsequent Events

Management has evaluated subsequent events subsequent to December 31, 2023, and through March 15, 2024, which is the date that the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the consolidated financial statements as of December 31, 2023.